UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Speedemissions, Inc.
 (Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

 83082D108
(CUSIP Number)
April 5, 2010
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d- 1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act


(however, see the Notes).


CUSIP No.	83082D108


 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Max Communications, Inc.
03-0421939
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3.  SEC Use Only
	.................................................................
........
	.................................................................
....
4.	Citizenship or Place of Organization
United States, Incorporated in Delaware
Number of Shares		5  Sole Voting Power
Beneficially
Owned by Each			1,523,147
Reporting
Person 				6  Shared Voting Power
With         			none

7  Sole Dispositive  Power

1,523,147
8  Shared Dispositive Power

none

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,523,147

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

17.8%

12. Type of Reporting Person (See Instructions)

CO

Item	1.

(a)  Name of Issuer

Speedemissions, Inc.

(b)	Address of Issuer's Principal Executive Offices

1015 Tyrone Road Suite 220
Tyrone, GA 30290

Item	2.
(a) Name of Person Filing

Max Communications, Inc.

(b) Address of Principal Business Office or, if none, Residence

51 Lords Hwy East
Weston,CT 06883

(c)  Citizenship
United States of America, Incorporated in Delaware

(d)	Title of Class of Securities

Common Stock

(e)  CUSIP Number
83082D108
Item 3. If this statement is filed pursuant to 240.13dm 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a )[ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

 (b [ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [ ]	Investment company registered under


section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]	An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f [ ]	An employee benefit plan or endowment fund in accordance
with 240.13d- 1(b)(1)(ii)(F);

(g ) [ ]	A parent holding company or control person in accordance
with  240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in


Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j) [ ]	Group, in accordance with 240.13d 1(b)(1)(ii)(J).

Item 4 Ownership.

The holdings reported herein are stated as of May 26, 2010

(a)  Amount beneficially owned: 1,523,147



(b)  Percent of class: 17.8%

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote: 1,523,147


(ii) Shared power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 1,523,147


(iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[   ].

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

N/A

Item 7. 	Identification and Classification of the Subsidiary Which
Acquired the Security Being


Reported on By the Parent Holding Company or Control Person.

N/A
Item 8.  Identification and Classification of Members of the Group

Item 9.  Notice of Dissolution of Group

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  May 26, 2010

MAX COMMUNICATIONS, INC.
/s/ Richard Molinsky________________________
Richard Molinsky
President and Sole Owner


EXHIBIT 99.1

 JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $.001 par value per share of Speedemissions, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of May 2010.

RICHARD MOLINSKY INDIVIDUAL
 MAX COMMUNICATIONS, INC.
RICHARD MOLINSKY IRA
MARIA MOLINSKY IRA
RICHARD MOLINSKY C/F MAX MOLINSKY UTMA/CT
MARIA MOLINSKY  INDIVIDUAL ATTN: RICHARD MOLINKSY
RICHARD MOLINSKY & MARIA MOLINSKY

By:
 /s/ Richard Molinsky
Richard Molinsky
President and Sole Owner of Max Communications, Inc. and Authorized Representative of the Other Persons Named Above